

October 12, 2010

Via U.S. Mail

Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

>   Re: **The Procter & Gamble Company**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed August 13, 2010**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed August 27, 2010**

Dear Mr. Moeller:

   We have reviewed your response letter dated September 29, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A filed August 27, 2010

Risk Oversight, page 12

1.   We note your response to comment four in our letter dated September 9, 2010 and reissue this comment. In this regard, we note that the general statement you included on page 12 of your proxy statement and restated in your response does not explain to us in sufficient detail the process you undertook to conclude that no disclosure was necessary pursuant to Item 402(s) of Regulation S-K. Please be advised that the information we are requesting it to be provided supplementally to the staff and we are not asking that you disclose this information in future filings.

Compensation Discussion and Analysis, page 23

STAR Annual Bonus, page 30

2. We note your response to comment five in our letter dated September 9, 2010. While we understand that the STAR Awards are determined based on both objective and subjective reviews of the results of the particular business units, we continue to believe that disclosure of the performance targets, even if these are "discretionary" performance targets, and disclosure of the actual Business Unit Performance factors for the individual business units is material to an investor's understanding of the STAR Awards. In particular, we note your disclosure on page 30 stating that the "Business Unit Performance Factor for each business unit is derived from a retrospective assessment of the qualitative and quantitative performance of the Business Unit against <u>certain performance targets</u>," and that these performance targets vary for each business unit. Despite the fact that some discretion is involved in the retrospective evaluation of the business unit's performance against these performance targets, we continue to believe that the performance targets play an important role in the way management is incentivized and therefore must be disclosed. To the extent you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please follow the procedure detailed in our prior comment.

3. We note your response to comment six in our letter dated September 9, 2010. We continue to believe that the formula used to determine the Total Company Performance Factor must be disclosed in future filings. It is not sufficient to disclose only the target, minimum and maximum levels as this does not indicate how you calculate the Total Company Performance Factor for results that fall between the minimum and maximum levels.

Business Growth Program ("BGP") Long-Term Incentive, page 35

4. We note your response to comment seven in our letter dated September 9, 2010. We continue to believe that a complete description of how you calculate the Payout Factors (or similar factors that will be used under the Performance Stock Program) based on actual results achieved by the company must be disclosed. It is not sufficient to advise that because results were "sufficiently below target" or "well above target" a certain Payout Factor was assigned. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Summary Compensation Table, page 44

5. We note that in response to comment eight in our letter dated September 9, 2010 you state that you believe the STAR Awards are discretionary bonuses that should be

disclosed in the Bonus column of the Summary Compensation Table. Despite that fact that there is some exercise of discretion in determining the amount of the STAR Awards, we continue to believe that the STAR Awards should be disclosed in the Non-Equity Incentive Plan Compensation column. In particular, your disclosure notes that the STAR Awards are based on annual performance and business goals, that performance is evaluated against these targets, and that certain STAR Targets are set for each of your Named Executive Officers. We note that Question 119.02 of the Compensation and Disclosure Interpretations for Regulation S-K specifies that awards made under a plan that permits the exercise of discretion does not automatically indicate that an award should be reported in the Bonus column. In future filings, please include the STAR Awards in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3746 if you have any questions regarding these comments.

Sincerely,

Pamela Long
Assistant Director

cc: E.J. Wunsch (*via facsimile (513) 983-2611*)
        Associate General Counsel
        The Procter & Gamble Company